GOLDBELT RESOURCES LTD.

INTERIM CONSOLIDATED FINANCIAL STATEMENTS

FOR THE THREE MONTHS ENDED SEPTEMBER 30, 2005

Goldbelt Resources Ltd.
Consolidated Balance Sheets
As at September 30, 2005 and June 30, 2005
(Unaudited and expressed in Canadian Dollars)
	September 30	June 30
	2005	2005
	$	$

ASSETS
Current
Cash and cash equivalents	2,245,872	4,530,762
Receivables	32,859	-
Prepaid expenses	49,318	44,984

	2,328,049	4,575,746

Equipment (Note 2)	59,420	45,429
Mineral properties (Note 3)	11,119,753	10,241,203

	13,507,222	14,862,378

LIABILITIES AND SHAREHOLDERS' EQUITY
Current
Accounts payable and accrued liabilities	954,930	1,897,029
Due to Resolute Mining Limited (Note 3)	1,845,945	1,933,588

	2,800,875	3,830,617

Shareholders equity
Capital stock (Note 4)	11,737,625	11,737,625
Contributed surplus (Note 4)	673,912	652,792
Deficit	(1,705,190)	(1,358,656)

	10,706,347	11,031,761

	13,507,222	14,862,378

Nature of operations (Note 1)
Subsequent event (Note 8)

The accompanying notes are an integral part of these interim consolidated financial statements.

Approved by the Board of Directors

Brian C. Irwin	Paul J. Morgan
Director	Director

The external auditors have not reviewed these interim consolidated financial statements.

Goldbelt Resources Ltd.
Interim Consolidated Statements of Operations and (Deficit) Retained Earnings
For the three month periods ended September 30, 2005 and 2004
(Unaudited and expressed in Canadian Dollars)
	Three months ended September 30
	2005	2004
	$	$

Expenses
Professional fees	66,177	9,929
Travel and promotion	83,227	63,581
Stock-based compensation	21,120	-
Consulting fees	59,685	18,400
Salaries and benefits	94,762	2,805
Transfer agent and filing fees	17	1,338
Shareholder relations	74,681	1,261
Office and occupancy costs	34,908	410
Telecommunications	15,578	232
Directors fees	3,500	-
Amortization	3,429	-

Loss before other items	(457,084)	(97,956)

Other income
Foreign exchange gain	84,156	-
Interest income	26,394	547

	110,550	547

Loss for the period	(346,534)	(97,409)

(Deficit) retained earnings, beginning of period	(1,358,656)	377,863

(Deficit) retained earnings, end of period	(1,705,190)	280,454

Loss per common share
Basic and diluted	(0.01)	(0.01)

Weighted average number of common shares
Basic and diluted	34,109,552	8,155,137

The accompanying notes are an integral part of these interim consolidated financial statements.

The external auditors have not reviewed these interim consolidated financial statements.

Goldbelt Resources Ltd.
Interim Consolidated Statements of Cash Flows
For the three month periods ended September 30, 2005 and 2004
(Unaudited and expressed in Canadian Dollars)
	Three months ended September 30
	2005	2004
	$	$
CASH FLOWS USED IN OPERATING ACTIVITIES
Loss for the period	(346,534)	(97,409)
Items not affecting cash:
Amortization	3,429	-
Stock-based compensation	21,120	-
Unrealized gain on foreign exchange	(87,643)	-

	(409,628)	(97,409)
Changes in non-cash working capital items:
Increase in receivables	(17,577)	-
(Increase) decrease in prepaid expenses	(4,900)	26,948
(Decrease) increase in accounts payable and accrued liabilities	(116,640)	1,076

Net cash used in operating activities	(548,745)	(69,385)

CASH FLOWS USED IN INVESTING ACTIVITIES
Acquisition of equipment	(17,420)	-
Acquisition of mineral properties	(1,718,725)	(330,060)

Net cash used in investing activities	(1,736,145)	(330,060)

Decrease in cash and cash equivalents	(2,284,890)	(399,445)

Cash and cash equivalents, beginning of period	4,530,762	1,058,591

Cash and cash equivalents, end of period	2,245,872	659,146

Cash paid for interest	-	-

Cash paid for income taxes	-	-

The accompanying notes are an integral part of these interim consolidated financial statements.

The external auditors have not reviewed these interim consolidated financial statements.

Goldbelt Resources Ltd.
Notes to the Interim Consolidated Financial Statements
For the three month periods ended September 30, 2005 and 2004
(Unaudited and expressed in Canadian Dollars)

1. NATURE OF OPERATIONS

Until March 3, 2005 Goldbelt Resources Ltd. (the Company or Goldbelt ) was designated inactive by the TSX Venture Exchange. During fiscal 2004, the Company disposed of its remaining investments in its shares of Celtic Resources Holdings PLC and Regal Petroleum Plc. The Company subsequently completed the acquisition of mineral exploration properties in Burkina Faso in Western Africa and raised $8,000,000 in fiscal 2005 by way of private placement. The Company has undertaken a detailed evaluation of the mineralization of the Inata Project portion of the Belahouro License and partial work on its additional exploration licenses in Burkina Faso. The Company is in the process of completing a scoping study of the Inata Project prior to embarking on a feasibility study and in anticipation of applying for an exploitation permit to mine this property.

The recoverability of the carrying values of mineral properties and the Company's continued existence is dependent upon the discovery of economically recoverable reserves, the preservation of the Company's interest in the underlying mineral claims, the ability of the Company to obtain financing necessary to complete development of the properties, and the future profitable production there from or alternatively upon the Company's ability to dispose of its interests on an advantageous basis. In addition, the properties may be subject to sovereign risk, including political and economic instability, government regulations relating to mining, currency fluctuations and local inflation. Changes in future conditions could require material write-downs of the carrying values.

These interim consolidated financial statements have been prepared on the basis of accounting principles applicable to a going concern, which assume that the Company will continue in operation for the foreseeable future and will be able to realize its assets and discharge its liabilities in the normal course of operations.

If the going concern assumption were not appropriate for these interim consolidated financial statements, then adjustments would be necessary in the carrying values of assets and liabilities, the reported revenues and expenses, and the balance sheet classifications used.

These interim consolidated financial statements are prepared by management in accordance with Canadian generally accepted accounting principles and follow the same accounting policies and methods of computation as the most recent annual financial statements for the year ended June 30, 2005. These interim consolidated financial statements should be read in conjunction with the Company's audited annual consolidated financial statements and notes for the year ended June 30, 2005.

Goldbelt Resources Ltd.
Notes to the Interim Consolidated Financial Statements
For the three month periods ended September 30, 2005 and 2004
(Unaudited and expressed in Canadian Dollars)

2. EQUIPMENT
		Accumulated
	Cost	amortization	Sept 30, 2005	June 30, 2005
	$	$	$	$

Computer equipment	19,048	2,025	17,023	8,982
Field equipment	20,016	2,725	17,291	19,756
Office equipment	28,938	3,832	25,106	16,691

	68,002	8,582	59,420	45,429

3. MINERAL PROPERTIES

In 2004, the Company entered into an agreement with Resolute Mining Limited ( Resolute ) of Perth, Australia, an Australian Stock Exchange listed company, to acquire Resolute's 100% owned subsidiaries, Resolute (West Africa) Limited ( RWA ) and Resolute (West Africa) Mining Company SA ( RWASA ). The primary assets of RWA and RWASA are exploration properties in Burkina Faso in western Africa known as the Belahouro permit, and Houndé area permits. The Company is currently in discussions with Resolute relating to the Kari permit within the Houndé area which was not held by Resolute at the time of acquisition.

On March 3, 2005, the Company completed the acquisition (the Acquisition ) of the subsidiaries of Resolute and a concurrent private placement of 16,000,000 units at $0.50 per unit for gross proceeds of $8,000,000 (Note 4).

The subsidiaries were acquired in consideration for $1,873,350 (US$1,500,000) on closing, $1,951,056 (US$1,573,686) on or before January 31, 2006, 7,529,412 common shares of the Company and 7,529,412 common share purchase warrants valued at $3,764,706. Included in the warrants are 1,882,353 exercisable at $0.50 until March 3, 2007, 1,882,353 exercisable at $0.65 until March 3, 2007 and 3,764,706 exercisable at $0.65 until September 3, 2006. The Company also paid due diligence costs $330,035 (US$250,000) and issued 250,000 units valued at $125,000 consisting of one common share and one-half of one common share purchase warrant. Each whole warrant entitles the holder to acquire an additional common share at $1.00 until March 3, 2007.

Goldbelt Resources Ltd.
Notes to the Interim Consolidated Financial Statements
For the three month periods ended September 30, 2005 and 2004
(Unaudited and expressed in Canadian Dollars)

3. MINERAL PROPERTIES (continued)

The amount due to Resolute Mining Limited as at September 30, 2005 of $1,845,945 (US$1,573,686) is non interest bearing and due on January 31, 2006. The Company recorded an unrealized foreign exchange gain of $87,643 in the period ended September 30, 2005.

In accordance with the acquisition agreement, the Company is required to raise, by January 31, 2006, a minimum of $10,625,000 by way of one or more private placements of which $8,000,000 was raised in fiscal 2005. Contemporaneously with the private placements, the Company will also be required to issue additional common shares and common share purchase warrants to Resolute.

The acquisition of RWA and RWASA has been accounted for using the purchase method. The total purchase price of $8,044,147 has been allocated as follows:

Cash	$20,160
Prepaids	13,009
Equipment	14,089
Mineral properties	8,029,872
Accounts payable and accrued liabilities	(32,983)

$8,044,147

Goldbelt Resources Ltd.
Notes to the Interim Consolidated Financial Statements
For the three month periods ended September 30, 2005 and 2004
(Unaudited and expressed in Canadian Dollars)

3. MINERAL PROPERTIES (continued)

	Belahouro	Other permits
	$	$	$
Balance June 30, 2004	-	-	-

Acquisition from Resolute	7,694,024	335,848	8,029,872
Administrative	19,277	1,464	20,741
Assay and sampling	42,997	138,908	181,905
Camp and general	125,458	483	125,941
Drilling	1,638,333		1,638,333
Equipment amortization	4,496		4,496
Field supplies	64,683		64,683
Foreign exchange	13,575		13,575
Taxes	20,360	6,648	27,008
Salaries and benefits	129,591		129,591
Travel	5,058		5,058

Balance June 30, 2005	9,757,852	483,351	10,241,203

Administrative	79,387	938	80,325
Assay and sampling	100,644	1,028	101,672
Camp and general	8,748	420	9,168
Drilling	181,795	-	181,795
Environmental studies	52,667	-	52,667
Field supplies	12,224	-	12,224
Foreign exchange	(13,898)	-	(13,898)
Geophysical	14,387	-	14,387
Project engineering	152,497	-	152,497
Resource and mine engineering	99,037	-	99,037
Taxes	5,184	11,198	16,382
Salaries and benefits	161,567	5,681	167,248
Travel	5,022	24	5,046

Balance September 30, 2005	10,617,113	502,640	11,119,753

Title to mineral properties

Title to mineral properties involves certain inherent risks due to the difficulties of determining the validity of certain claims as well as the potential for problems arising from the frequently ambiguous conveyancing history characteristic of many mineral properties. The Company has investigated title to all of its mineral properties and, to the best of its knowledge, title to all of its properties, except for the Kari permit, are in good standing.

Goldbelt Resources Ltd.
Notes to the Interim Consolidated Financial Statements
For the three month periods ended September 30, 2005 and 2004
(Unaudited and expressed in Canadian Dollars)

3. MINERAL PROPERTIES (continued)

The Belahouro exploration permit expires in April 2006. The Company is in the process of conducting a feasibility study, environmental impact assessments and other requirements for the application, prior to the expiry of the exploration permit, of an exploitation permit on the Inata zone which exists within this property. This property is subject to a 2.5% royalty on gross sales.

In addition to the Belahouro exploration permit, the Company has the Mandiasso, Diosso, Oka Gakinde, Guesselnay, Kopoi, Wakui, Bouhaoun, Lamou and Ouedogo exploration licenses. The Kari license application, located in the Houndé area, is currently in dispute.

4. CAPITAL STOCK AND CONTRIBUTED SURPLUS

	Capital Stock
	Number		Contributed
	of Shares	Amount	Surplus
		$	$
Authorized
100,000,000 common shares without par value

Balance, June 30, 2004	8,155,137	662,424	17,646
Exercise of warrants	2,000,000	200,000	-
Rounding adjustment	3	-	-
Private placement	16,000,000	8,000,000	-
Shares issued for mineral properties	7,529,412	3,764,706	-
Shares issued for sponsor's fees	175,000	87,500	-
Shares issued for finder's fees for mineral properties	250,000	125,000	-
Stock-based compensation	-	-	412,146
Agents compensation	-	-	223,000
Share issue costs	-	(1,102,005)	-

Balance, June 30, 2005	34,109,552	11,737,625	652,792
Stock-based compensation	-	-	21,120

Balance, September 30, 2005	34,109,552	11,737,625	673,912

Goldbelt Resources Ltd.
Notes to the Interim Consolidated Financial Statements
For the three month periods ended September 30, 2005 and 2004
(Unaudited and expressed in Canadian Dollars)

4. CAPITAL STOCK AND CONTRIBUTED SURPLUS (continued)

Private placements

During fiscal 2005, the Company issued 16,000,000 units for $0.50 per unit for gross proceeds of $8,000,000 consisting of one common share and one half of one common share purchase warrant. Each whole share purchase warrant entitles the holder to purchase one additional common share at $0.65 until September 3, 2006. If the closing price of the shares of the Company on the TSX Venture Exchange is $0.95 or more for 21 consecutive trading days, holders may be given written notice of a period of 30 days within which to exercise the share purchase warrants, failing which they will then expire. The Company paid commissions and issuance costs of $791,505, issued 175,000 common shares valued at $87,500 as sponsor s fees, and issued to the underwriters compensation options valued at $223,000 to purchase 1,068,550 units, with terms identical to the placement units, exercisable at $0.50 per unit until March 3, 2007.

Stock option plan

The Company has a stock option plan whereby, from time to time at the discretion of the Board of Directors, stock options are granted to directors, officers, employees and certain consultants. The exercise price of each option is based on the market price of the Company's common stock at the date of grant less an applicable discount, subject to a minimum price of $0.10. The options can be granted for a maximum term of 5 years.

As at September 30, 2005, options to acquire 2,485,000 common shares were outstanding as follows:

	Number	Exercise	Expiry
Fiscal year granted	of Options	Price	Date
		$

2004	660,000	0.10	October 24, 2008
2005	375,000	0.48	December 1, 2007
	150,000	0.25	July 12, 2009
	800,000	0.72	March 9, 2010
2006	500,000	0.54	September 26, 2010

Goldbelt Resources Ltd.
Notes to the Interim Consolidated Financial Statements
For the three month periods ended September 30, 2005 and 2004
(Unaudited and expressed in Canadian Dollars)

4. CAPITAL STOCK AND CONTRIBUTED SURPLUS (continued)

Stock-based compensation

The fair value of 500,000 options granted during the period ended September 30, 2005 has been estimated at the date of grant using a Black-Scholes option pricing model. The current period s valuation was calculated with the following assumptions: weighted average risk free interest rate of 3.5%; volatility factor of the expected market price of the Company's common stock of 70%; and a weighted average expected life of the options of 5.0 years. The resulting weighted average cost per option granted was $0.33. The estimated fair value of the options is expensed over the vesting period.

Option pricing models require the input of highly subjective assumptions including the expected price volatility. Changes in the subjective input assumptions can materially affect the fair value estimate, and therefore the existing models do not necessarily provide a reliable single measure of the fair value of the Company's stock options.

Warrants and Agents Compensation Options

The following warrants to acquire 17,257,237 common shares and compensation options of the Company were outstanding at September 30, 2005:

	Number	Exercise	Expiry
	of Shares	Price	Date
		$

Warrants	8,000,000 (2)	0.65	September 3, 2006
	1,882,353	0.50	March 3, 2007
	1,882,353	0.65	March 3, 2007
	3,764,706	0.65	September 3, 2006
	125,000	1.00	March 3, 2007

Agents Compensation Options	1,602,825 (1)	0.50	March 3, 2007

(1) The Company issued 1,068,550 units as agent s compensation options on a private placement. Each agent s compensation option is exercisable at $0.50 into one common share and one-half of one common share purchase warrant. Each whole warrant entitles the holder to acquire one additional common share at an exercise price of $0.65 until March 3, 2007. These warrants have similar terms as disclosed in (2) below.

(2) If the closing price of the shares of the Company on the TSX Venture Exchange is $0.95 or more for 21 consecutive trading days, holders may be given written notice of a period of 30 days within which to exercise the share purchase warrants, failing which they will then expire.

Goldbelt Resources Ltd.
Notes to the Interim Consolidated Financial Statements
For the three month periods ended September 30, 2005 and 2004
(Unaudited and expressed in Canadian Dollars)

4. CAPITAL STOCK AND CONTRIBUTED SURPLUS (continued)

Commitment to issue shares

The Company has committed to issue, subject to approval of the TSX Venture Exchange, up to 800,000 common shares of the Company to the CEO of the Company upon achievement of certain milestones.

5. RELATED PARTY TRANSACTIONS

The Company entered into the following transactions with related parties not disclosed elsewhere:

a)     At September 30, 2005 and June 30, 2005, the Company owed $154,039 and $337,848, respectively, to a director for acquisition and financing costs, which are included in accounts payable and accrued liabilities.

b)     The following table discloses the related party transactions for the financial periods as follows:

			Three months ended
	Type of	Terms and	September 30,
Related party	transaction	conditions	2005	2004
			$	$

Director related entities	Professional fees	Normal commercial	14,831	9,929
Director	Management fees	Normal commercial	31,000	7,050

			45,831	16,979

Goldbelt Resources Ltd.
Notes to the Interim Consolidated Financial Statements
For the three month periods ended September 30, 2005 and 2004
(Unaudited and expressed in Canadian Dollars)

6. SEGMENTED INFORMATION

All of the Company's operations are in the mineral resource exploration industry with its principal business activity in the acquisition and development of mineral resource properties. The Company has mineral resource properties located in Burkina Faso. Geographic information is as follows:

	September 30,	June 30,
	2005	2004
	$	$

Equipment and mineral properties:
Burkina Faso	11,153,842	10,270,475
Canada	25,331	16,157

	11,179,173	10,286,632

7. FINANCIAL INSTRUMENTS

The Company's financial instruments consist of cash and cash equivalents, receivables, accounts payable and accrued liabilities and due to Resolute Mining Limited. Unless otherwise noted, it is management s opinion that the Company is not exposed to significant interest, currency or credit risks arising from these financial instruments. The fair value of these financial instruments approximates their carrying values, unless otherwise noted.

8. SUBSEQUENT EVENT

Subsequent to September 30, 2005, the Company issued 46,065 units for proceeds of $23,033 pursuant to the exercise of agents compensation options. Each unit consists of one common share and one-half of one common share purchase warrant. Each whole warrant entitles the holder to acquire one additional common share at an exercise price of $0.65 until March 3, 2007.